SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F  ☑                    Form 40-F  ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes  ☐                    No  ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: September 6, 2005

For immediate release
September 6, 2004
Makita Corporation
3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
Makita Subsidiary in Ukraine Begins Operations
Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan; President: Masahiko Goto; Capital: JPY24,206 million) has established Makita Ukraine LLC, a sales subsidiary in Ukraine and it will begin operations in September 2005.
In January 2004, the Makita Group began selling power tools and providing after sales service in Ukraine through the Ukrainian branch of its Austrian subsidiary, Makita Werkzeug Gesellschaft m.b.H (Established August 1981; Head office, Vienna; President, Kazuaki Daimon; Capital: 12 million euros). However, in view of the expansion of the Group’s sales in Ukraine, the Group has decided to strengthen its sales and after service capabilities through the commencement of operations of a new subsidiary based in Ukraine.
Following the establishment of its Ukrainian subsidiary, the Makita Group now has 41 subsidiaries outside Japan, with 23 of these located in the European region.
The key features of the new subsidiary are as follows.
Outline of the New Subsidiary
1.	Company name: Makita Ukraine LLC

2.	Address: Stolichne Shosse 100 Kiev, Ukraine 03045

3.	Representative: Choji Arakawa

4.	Capital: 350,000 euros

5.	Type of investment: The full amount of capital was paid in by Makita Werkzeug Gesellschaft m.b.H., a wholly owned subsidiary of the Makita Group.

6.	Establishment: June 16, 2005

7.	Date of commencement of operations: Early September 2005

8.	Number of local staff: 7 at the time of start-up

9.	Lines of business: Sales of electric power tools in Ukraine and provision of maintenance services.